March 15, 2023

Ms. Rebecca Ament Marquigny

Senior Counsel, Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PFS Funds Trust (the “Trust”) (File Nos. 333-94671 and 811-09781)

Dear Ms. Marquigny:

On December 28, 2022, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 236 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 236 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of making certain changes to the investment policies and risks of the Alpha Fiduciary Quantitative Strategy Fund (the “Fund”), a series of the Trust. You recently provided comments to my colleague relating to the filing. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.

1.	Comment: Please confirm that the strategy change will not result in a change in the Fund’s expenses or revise the Fee Table disclosure to reflect any change in the Fund’s expenses.

Response: The change in the Fund’s investment strategy will not result in a change to the Fund’s annual operating expenses as disclosed in the Fee Table included in the Fund’s current Prospectus.

2.	Comment: Please supplementally discuss how these changes have been communicated to existing Fund shareholders. In particular, please address the changes in (i) the equity exposure profile, (ii) how the Fund is managed; and (iii) the resulting Fund risk profile.

Response: The Trust filed a supplement to the Fund’s current Prospectus on January 4, 2023, communicating to existing Fund shareholders the changes in the Fund’s investment strategy effective as of March 1, 2023. The Trust has filed a 485BXT on February 28, 2023 extending the effective date to March 15, 2023, and has filled an additional 485BXT making the Amendment including the Fund’s new prospectus effective on March 22, 2023.

JOHN H. LIVELY ● MANAGING PARTNER 11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112 Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. Marquigny U.S. Securities and Exchange Commission March 15, 2023
3.	Comment: With respect to the change in the Fund’s range of equity exposure, we note the potential impact on the Fund’s portfolio holdings, portfolio construction, and overall investment risk. Please supplementally describe the rationale for the change and explain how the Fund’s investment adviser anticipates using the additional negative 105% equity exposure to achieve the Fund’s investment objective of seeking long-term capital appreciation. In your response, please specifically address the investment adviser’s expectations/assumptions regarding: (i) portfolio positioning; (ii) the use of or reliance on equity index futures contracts; and (iii) the Fund’s risk/reward profile and how purchases and sales will be determined.

Response: Alpha Fiduciary, Inc., the Fund’s investment adviser (the “Adviser”) notes that the change in the Fund’s range of equity exposure allows the Adviser the opportunity to seek to achieve the Fund’s objective of long-term capital appreciation in both rising and falling markets. The Adviser’s assumptions are fluid and data and price dependent. Portfolio positioning will depend upon the model’s suggested positioning and other factors that the Adviser monitors. The Fund will continue to invest in index exchange-traded funds and continue to use equity index futures contracts on both a short and/or long basis. With the ability to use negative net equity exposure (ie up to negative 105%), the Adviser believes that it will enable it to improve the Fund’s risk/reward profile. Use of shorting adds more risk with the benefit of increasing the market environments from which the Adviser can seek to achieve the Fund’s long-term capital appreciation objective. Purchases and sales will be determined by the Adviser’s model and other inputs.

4.	Comment: The sixth sentence in the first paragraph under “The Principal Investment Strategy of the Fund” states that “[t]he exposure to the equity markets may move outside the range of -105% to 165% due to market changes and shareholder transactions.” Please consider enhancing the disclosure to explain which market changes or shareholder transactions would cause the exposure to move outside the range.

Response: The Trust believes that the disclosure is accurate and clear and have elected not to amend the disclosure.

5.	Comment: The first sentence of the second paragraph under “The Principal Investment Strategy of the Fund” states that “[t]he Adviser’s quantitative strategy seeks to identify price trends in the equity markets as indicated by the S&P 500® reference index.” Please identify the time period considered relevant for purposes of “identifying price trends in the equity markets.”

Response: There is no specific time period used in identifying price trends in the equity markets as indicated by the S&P 500® reference index as part of the Fund’s investment strategy, accordingly, the Trust has not revised the disclosure.

6.	Comment: Please consider revising the prospectus disclosure to explain how the investment adviser will achieve the Fund’s short positions, including the instruments used and how they operate, and how the investment adviser will decide the duration and the magnitude of the short position.

Ms. Marquigny U.S. Securities and Exchange Commission March 15, 2023

Response: In response to your inquiry, note that the prospectus discloses that “equity index futures that provide either long and/or short exposure to the equity markets.” Additionally, the Short Sale Risk disclosure states “Consistent with its investment strategy, the Fund will engage in “short sales” with respect to derivative positions in equity index futures contracts.” [emphasis added in bold] The Trust believes this disclosure is responsive and accordingly, no revisions will be included to the prospectus disclosures relating to how the Fund’s Adviser will achieve the Fund’s short positions in response to this inquiry.

7.	Comment: Page 4 of the prospectus states that “[t]he Fund will lose value if the security or instrument that is the subject of a short sale increases in value. Please consider revising the disclosure to indicate that the Fund may lose significant value quite rapidly in a rising market.

Response: The Trust has made the suggested change to the disclosure as referenced.

8.	Comment: On page 5 of the prospectus, in the risk factor entitled “Management Risks,” please clarify what “implementation of the Fund’s strategy” means in this context, and specifically state that this is the first mutual fund managed by the investment adviser, as is stated under “Management Risks” on page 12 of the prospectus. In addition, please enhance the disclosure to address the role of management discretion in overriding or modifying the quantitative investment model that is utilized to determine whether to take long or short positions, the types of decisions that would affect the Fund’s performance, the parameters utilized in the quantitative investment model, and the factors considered by the Adviser in determining whether to override or modify the model.

Response: The Trust has amended the disclosure to address your commentary with respect to the implementation of Fund’s strategy under “Management Risks” in the prospectus. The Fund has included the following under “Quantitative/Trend Model Risk” in the prospectus: The Adviser may utilize technical as well as other factors in overriding or modifying the quantitative investment model. If the model is recommending a certain exposure to equity markets and other technical factors identified by the Adviser either confirm or conflict with the model, the Adviser may modify the Fund’s long or short exposure. Those decisions may positively or adversely affect the Fund’s performance relative to the Adviser’s quantitative investment model. The factors utilized in the model are price and time, as the model looks at trends in the price of the S&P 500® Index over a period of time.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively